                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                    FORM 11-K
 Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934

                  For the fiscal year ended December 31, 1998

                                       OR

[ ] TRANSACTIONS REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND
    EXCHANGE ACT OF 1934

        For the transition period from ______________ to _______________


                        Commission file number 000-12704


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         WILLIAMS-SONOMA, INC. ASSOCIATE
                              STOCK INCENTIVE PLAN


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                              WILLIAMS-SONOMA, INC.
                              3250 Van Ness Avenue
                             San Francisco, CA 94109
                                 (415) 421-7900

    WILLIAMS-SONOMA, INC.
    ASSOCIATE STOCK
    INCENTIVE PLAN

    Financial Statements as of and for the
    Years Ended December 31, 1998 and 1997,
    Supplemental Schedules as of and for
    the Year Ended December 31, 1998
    and Independent Auditors' Report

WILLIAMS-SONOMA, INC.
ASSOCIATE STOCK INCENTIVE PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                                  PAGE
INDEPENDENT AUDITORS' REPORT                                                        1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997:

   Statements of Net Assets Available for Benefits                                  2

   Statements of Changes in Net Assets Available for Benefits                       3

   Notes to Financial Statements                                                   4-8

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR
   ENDED DECEMBER 31, 1998:

   Item 27a - Supplemental Schedule of Assets Held for Investment
     Purposes as of December 31, 1998                                               9

   Item 27d - Supplemental Schedule of Reportable Transactions for
     the Year Ended December 31, 1998                                              10

                      [DELOITTE & TOUCHE, LLP LETTERHEAD]

INDEPENDENT AUDITORS' REPORT


Administrative Committee,
  Williams-Sonoma, Inc.
  Associate Stock Incentive Plan:

We have audited the accompanying statements of net assets available for benefits of the Williams-Sonoma, Inc. Associate Stock Incentive Plan (formerly the Williams-Sonoma, Inc. Employee Profit Sharing and Stock Incentive Plan) (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



June 15, 1999

WILLIAMS-SONOMA, INC.
ASSOCIATE STOCK INCENTIVE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1998 AND 1997
-------------------------------------------------------------------------------

                                                          1998              1997
ASSETS:
  Investments, at fair value:
    Common stock - Williams-Sonoma, Inc.               $38,302,228      $18,947,015
    Cash equivalents                                       216,551          845,658
    Mutual funds:
    Dodge & Cox Balanced Fund                            1,225,783        1,001,277
    Vanguard Federal Money Market Fund                     304,785          250,357
                                                       -----------      -----------

           Total investments                            40,049,347       21,044,307
                                                       -----------      -----------

  Dividend and interest income receivable                    2,167               --
                                                       -----------      -----------

           Total assets                                 40,051,514       21,044,307
                                                       -----------      -----------

LIABILITIES -
  Forfeitures refundable to Williams-Sonoma, Inc.           60,022           24,024
                                                       -----------      -----------

NET ASSETS AVAILABLE FOR BENEFITS                      $39,991,492      $21,020,283
                                                       ===========      ===========


See notes to financial statements.

WILLIAMS-SONOMA, INC.
ASSOCIATE STOCK INCENTIVE PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1998 AND 1997
-------------------------------------------------------------------------------

                                                          1998              1997
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income:
    Net appreciation in fair value of investments      $18,409,000      $ 2,706,324
    Interest and dividends                                  79,336           49,588
                                                       -----------      -----------

           Total investment income                      18,488,336        2,755,912
                                                       -----------      -----------

  Contributions:
    Employee                                             2,845,884        2,177,465
    Employer - matching                                  1,971,039        1,216,956
                                                       -----------      -----------

           Total contributions                           4,816,923        3,394,421
                                                       -----------      -----------

INCREASE ATTRIBUTABLE TO INVESTMENT INCOME
  AND CONTRIBUTIONS                                     23,305,259        6,150,333

DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO -
  Benefit payments to participants                       4,334,050        2,887,738
                                                       -----------      -----------

NET INCREASE                                            18,971,209        3,262,595

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                     21,020,283       17,757,688
                                                       -----------      -----------

  End of year                                          $39,991,492      $21,020,283
                                                       ===========      ===========


See notes to financial statements.

WILLIAMS-SONOMA, INC.
ASSOCIATE STOCK INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998 AND 1997
-------------------------------------------------------------------------------


1.    DESCRIPTION OF PLAN

      The following description of the Williams-Sonoma, Inc. Associate Stock Incentive Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan provisions.

      GENERAL - The Williams-Sonoma, Inc. Associate Stock Incentive Plan is a defined contribution plan covering all eligible salaried and hourly employees. The Plan was created to provide savings opportunities to the employees of Williams-Sonoma, Inc. (the "Company"). The Plan became effective as of February 1, 1989 and has been amended as discussed in Note
      5. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and contains an arrangement under Section 401(k) of the Internal Revenue Code.

      CONTRIBUTIONS - The Plan allows participants to defer a portion of their income and have such deferred income paid into the Plan, thus reducing the participants' taxable income. Under the terms of the Plan, employees who are at least 21 years old may participate 30 days after their date of hire, or in the case of certain "Limited Employees," 30 days after their completion of 1,000 hours of service with the Company within a calendar year. Prior to January 1, 1999, participants could defer up to 10% of their annual compensation and the Company matched 100% of the first 6% of a participant's salary deferral contributions which the participant elected to have invested in the Company Stock Fund. Federal income tax rules limited the maximum salary deferral contributions by an employee during 1998 and 1997 to $10,000 and $9,500, respectively. Although the Plan allowed participants to elect to have their salary deferral contributions invested among various investment alternatives, all Company contributions were invested in the Company Stock Fund.

      Effective January 1, 1999, the Plan was amended to increase the allowable contribution percentage to 15% and allow participants to defer distributions from the plan if the participants are still employed with the Company when the participant reaches age 70 1/2.

      PARTICIPANT ACCOUNTS - The Plan maintains individual accounts for participants and permits participants to direct their individual account investments into available investment alternatives. The investment alternatives available to participants during 1998 and 1997 were as follows:

      o    Company Stock Fund - a Williams-Sonoma, Inc. common stock fund

      o Dodge & Cox Balanced Fund - a fixed income and equity securities mutual fund

      o    Vanguard Federal Money Market Fund - a money market mutual fund

      Each participant's account is credited with the participant's contribution, the Company's matching contribution (if applicable), and plan earnings.

      NONPARTICIPANT ACCOUNTS - The Plan maintains a short-term investment account to invest funds prior to their transfer into one of the participant investment funds, prior to distribution to a terminated participant or prior to the execution of interfund transfers. Amounts related to the short-term investment account are included as cash equivalents in the statement of net assets available for benefits.

      VESTING - Participants are immediately 100% vested in their salary deferral contributions and earnings attributable thereto. Vesting in the Company contributions and earnings attributable thereto is based on years of credited service. The Plan was amended effective August 18, 1997 to provide that a participant is 100% vested in his or her Company contributions and earnings attributable thereto after five years of credited service. Prior to amendment, the Plan provided that a participant was 100% vested in his or her Company contributions and earnings attributable thereto after six years of credited service. Upon termination of employment prior to full vesting, unvested Company contributions and earnings attributable thereto are forfeited and used to reduce the amount of future Company contributions. In the event of plan termination, participants' amounts become fully vested and net assets of the Plan are to be applied to the exclusive benefit of the participants. The Company has no intention at this time to terminate the Plan.

      PAYMENT OF BENEFITS - Benefits are payable upon termination, withdrawal from the Plan on account of hardship, death, disability, retirement or at age 59 1/2. Distribution of a participant's benefits may be made in cash, Company common stock, or both, and are recorded when paid.

      PLAN ADMINISTRATIVE EXPENSES - Administrative expenses incurred by the Plan are paid by the Company.

2.    SUMMARY OF ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The financial statements of the Plan are prepared on the accrual basis.

      MANAGEMENT ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

      CASH EQUIVALENTS represent shares in First American Prime Obligations Fund which are purchased each time a contribution is made. The Plan converts these short-term investments into the Company's common stock, Money Market and Balanced Funds after each bi-weekly payroll.

      PURCHASES AND SALES of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

      INVESTMENTS in common stock and mutual funds are stated at fair value which is based on publicly quoted market values.

      BENEFITS PAYABLE - As of December 31, 1998 and 1997, the following amounts were due to participants who have withdrawn from participation in the
      Plan:

                                             1998             1997
      Benefits payable                     $   57,692       $   42,825
      Deferred benefits payable             6,171,269        3,067,714

      Deferred benefits payable represent vested balances payable to terminated plan participants who have elected to defer distribution of their account balances.

      FORFEITURES REFUNDABLE TO WILLIAMS-SONOMA, INC. represent unvested Company matching contributions that will be used to offset future Company contributions.

      RELATED PARTY TRANSACTIONS - Certain Plan investments are held in a short-term investment account managed by U.S. Bank (formerly First Trust). U.S. Bank is the trustee as defined by the Plan, and, therefore, these transactions qualify as party-in-interest. Fees paid by the Company for the investment management services amounted to $23,720 and $21,318 for the years ended December 31, 1998 and 1997, respectively.

3.    INVESTMENTS

      During the years ended December 31, 1998 and 1997, the Plan's investments, including investments bought and sold as well as those held during the year, appreciated in value as follows:

                                                   1998             1997
      Common stock - Williams-Sonoma, Inc.      $18,373,524      $2,575,945
      Mutual funds                                   35,476         130,379
                                                -----------      ----------

      Total                                     $18,409,000      $2,706,324
                                                ===========      ==========


      At December 31, 1998 and 1997, investments included the following, which are 5% or more of the total plan assets:

                                                 1998             1997
      Williams-Sonoma, Inc. common stock      $38,302,228      $18,947,015

4.    CHANGES IN NET ASSETS

      The following represents the changes in net assets available for benefits by investment fund for the years ended December 31, 1998 and 1997:


                                                                                  YEAR ENDED DECEMBER 31, 1998
                                                 ----------------------------------------------------------------------------------
                                                                                                     NON-PARTICIPANT
                                                                PARTICIPANT DIRECTED                    DIRECTED
                                                 -------------------------------------------------   ---------------
                                                       COMPANY                             MONEY
                                                        STOCK           BALANCED           MARKET       SHORT TERM
                                                         FUND             FUND              FUND        INVESTMENTS        TOTAL
Additions to net assets attributed to:
  Investment income:
    Net appreciation in fair value of
      investments                                     $18,373,524      $    35,476       $      --       $      --       $18,409,000
    Interest and dividends                                     --           37,426          15,471          26,439            79,336
                                                      -----------      -----------       ---------       ---------       -----------

           Total investment income                     18,373,524           72,902          15,471          26,439        18,488,336
                                                      -----------      -----------       ---------       ---------       -----------
  Contributions:
    Employee                                            2,410,381          326,108         109,395              --         2,845,884
    Employer - matching                                 1,971,039               --              --              --         1,971,039
                                                      -----------      -----------       ---------       ---------       -----------

           Total contributions                          4,381,420          326,108         109,395              --         4,816,923
                                                      -----------      -----------       ---------       ---------       -----------
Increase attributed to investment
  income and contributions                             22,754,944          399,010         124,866          26,439        23,305,259

Deductions from net assets attributed
  to benefits paid to participants                      4,133,040          141,287          59,723              --         4,334,050
                                                      -----------      -----------       ---------       ---------       -----------

Net increase before interfund transfers                18,621,904          257,723          65,143          26,439        18,971,209

Net interfund transfers                                   697,311          (33,217)         (9,454)       (654,640)               --
                                                      -----------      -----------       ---------       ---------       -----------

           Net increase (decrease)                     19,319,215          224,506          55,689        (628,201)       18,971,209

Net assets available for benefits:
  Beginning of year                                    18,922,991        1,001,277         250,357         845,658        21,020,283
                                                      -----------      -----------       ---------       ---------       -----------

  End of year                                         $38,242,206      $ 1,225,783       $ 306,046       $ 217,457       $39,991,492
                                                      ===========      ===========       =========       =========       ===========

                                                                      YEAR ENDED DECEMBER 31, 1997
                                           ----------------------------------------------------------------------------------------
                                                                                                     NON-PARTICIPANT
                                                         PARTICIPANT DIRECTED                           DIRECTED
                                           -----------------------------------------------           ---------------
                                                       COMPANY                             MONEY
                                                        STOCK              BALANCED        MARKET       SHORT TERM
                                                         FUND                FUND           FUND        INVESTMENTS        TOTAL
Additions to net assets attributed to:
  Investment income:
    Net appreciation in fair value of
      investments                                     $  2,575,945       $   130,379       $      --       $     --      $ 2,706,324
    Interest and dividends                                      --            29,280          11,220          9,088           49,588
                                                      ------------       -----------       ---------       --------      -----------

           Total investment income                       2,575,945           159,659          11,220          9,088        2,755,912
                                                      ------------       -----------       ---------       --------      -----------
  Contributions:
    Employee                                             1,791,730           298,504          87,231             --        2,177,465
    Employer - matching                                  1,216,956                --              --             --        1,216,956
                                                      ------------       -----------       ---------       --------      -----------

           Total contributions                           3,008,686           298,504          87,231             --        3,394,421
                                                      ------------       -----------       ---------       --------      -----------

Increase attributed to investment
  income and contributions                               5,584,631           458,163          98,451          9,088        6,150,333

Deductions from net assets attributed
  to benefits paid to participants                       2,708,300           154,941          24,497             --        2,887,738
                                                      ------------       -----------       ---------       --------      -----------

Net increase before interfund transfers                  2,876,331           303,222          73,954          9,088        3,262,595

Net interfund transfers                                   (766,593)             (363)         (8,397)       775,353               --
                                                      ------------       -----------       ---------       --------      -----------

           Net increase                                  2,109,738           302,859          65,557        784,441        3,262,595

Net assets available for benefits:
  Beginning of year                                     16,813,253           698,418         184,800         61,217       17,757,688
                                                      ------------       -----------       ---------       --------      -----------

  End of year                                         $ 18,922,991       $ 1,001,277       $ 250,357       $845,658      $21,020,283
                                                      ============       ===========       =========       ========      ===========

5.    INCOME TAX STATUS

      On April 13, 1993, the Internal Revenue Service ("IRS") issued a determination letter that stated the Plan as amended through March 10, 1992 is qualified and the trust established thereunder is tax-exempt. The Plan was amended in June and December 1993, May 1996 (with an effective date of January 15, 1995), May 1997 (with an effective date of May 1,
      1997), September 1997 (with an effective date of August 18, 1997), September 1998 (with an effective date of October 1, 1998) and December 1998 (with an effective date of January 1, 1999). The Administrative Committee believes that the Plan continues to operate in accordance with current law and was tax-exempt as of December 31, 1998. Therefore, no provision for income taxes has been included in the Plan's financial statements.


                                     ******

WILLIAMS-SONOMA, INC.
ASSOCIATE STOCK INCENTIVE PLAN

SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998 (FORM 5500 - ITEM 27a)
-------------------------------------------------------------------------------

SHARES              SECURITY DESCRIPTION                   COST         FAIR VALUE
            First American Prime Obligation
216,551       Short-Term Investment Fund               $   216,551     $   216,551

950,121       Williams-Sonoma, Inc. Common Stock         8,063,731      38,302,228

 18,795       Dodge & Cox Balanced Fund                  1,119,162       1,225,783

304,785       Vanguard Federal Money Market Fund           304,785         304,785
                                                       -----------     -----------

              Total                                    $ 9,704,229     $40,049,347
                                                       ===========     ===========

WILLIAMS-SONOMA, INC.
ASSOCIATE STOCK INCENTIVE PLAN

SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1998 (FORM 5500 - ITEM 27d)
-----------------------------------------------------------------------------

                                                      PURCHASES              SALES/DISPOSITION
                                           --------------------------    -------------------------                  GAIN/
      ISSUER                 DESCRIPTION    TRANSACTIONS     AMOUNTS      TRANSACTIONS     AMOUNTS        COST      (LOSS)
SINGLE TRANSACTIONS
  IN EXCESS OF 5% OF
  BEGINNING PLAN ASSETS:
                                  **           **                **           **              **            **         **


SERIES OF TRANSACTIONS
  IN EXCESS OF 5% OF
  BEGINNING PLAN ASSETS:
  First American Prime       Short-Term
  Obligation Short-Term         Cash
  Investment Fund             Instrument        50          $ 4,422,741        88         $5,118,824   $ 5,118,824     *
  Williams-Sonoma, Inc.      Common Stock       11            2,516,875       ***             ***          ***        ***



*    No gain/loss resulted from the sales/disposition of investments.

**  There were no reportable single transactions.

*** Sales of Williams-Sonoma, Inc. common stock did not amount to greater than 5% of beginning plan assets.

                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan's Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  June 25, 1999



                                         WILLIAMS-SONOMA, INC.
                                         ASSOCIATE STOCK INCENTIVE PLAN

                                         By :/s/Dennis A. Chantland
                                           ---------------------------------
                                         Dennis A. Chantland
                                         Administrative Committee Member

                                  EXHIBIT INDEX



Exhibit No.        Description of Exhibit
-----------        ----------------------
23                 Independent Auditors' Consent